

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Frank Igwealor
Chief Executive Officer
Video River Networks, Inc.
370 Amapola Ave., Suite 200A
Torrance, CA 90501

>   **Re: Video River Networks, Inc.**
>   **Amendment No. 2 to Form 10-12G**
>   **Filed September 10, 2020**
>   **File No. 000-30786**

Dear Mr. Igwealor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12G filed September 10, 2020

Properties, page 52

1.   Please revise to indicate approximately how much the company spent on the rehabilitation and improvement of the property at 831 E 94th Street prior to its sale in February 2020.

Certain Relationships and Related Transactions, and Director Independence, page 59

2.   Please revise to indicate the dates and amounts received from each of the two property sales. Also revise to indicate the amount of the loan from Los Angeles Community Capital paid off with each property sale. Indicate the amount of developer fee paid to Los Angeles Community Capital and Mr. Igwealor from each property sale. Finally, indicate the amount of ownership/control Mr. Frank Igwealor has in Los Angeles Community Capital.

Report of Independent Registered Public Accounting Firm, page 67

3.   We note the audit opinion was revised to change the date of the opinion and to include the audit of the financial statements for the year ending December 31, 2018. Please have your independent auditors further revise their audit opinion to include an explanatory paragraph related to the correction of the material misstatement in previously issued financial statements for the year ended December 31, 2019. Reference is made to paragraphs 16 and 17 of PCAOB Auditing Standards 2820 and paragraph 18(e) of PCAOB Auditing Standards 3101.

Note 3. Real Estate Investments, page 76

4.   Within your response to comment 4, you indicate your disclosure has been revised and updated in this section. However, it does not appear that your disclosure has been revised to discuss the correction of an error in previously issued financial statements. Please revise to include the disclosures outlined in paragraphs 250-10-50-7 to 10 of the ASC. Such disclosures should be included within your registration statement as well as your amended 10-K annual report and 10-Q periodic report.

5.   We note your responses to comments 5 and 6. We will review the amended 10-K and 10-Q when filed and may have additional comments at that time.

General

6.   We note your response to comment 9. As previously requested, please revise your Management's Discussion and Analysis to address the interim periods for which financial information is required and specifically address these periods in the results of operations, real estate properties owned, and the liquidity and capital resources sections.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pamela Long at 202-551-3765 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction